EXTERNAL NEWS RELEASE

08-08-TC

For Immediate Release:	March 26, 2008

TECK COMINCO AND INMET MINING ANNOUNCE ARRANGEMENTS FOR PROCEEDING WITH PETAQUILLA PROJECT

March 26, 2008 - Toronto and Vancouver, Canada - Teck Cominco Limited (TCK.A and TCK.B-TSX; TCK- NYSE) and Inmet Mining Corporation (IMN-TSX) announced today that they have entered into an agreement to proceed with the development of the Petaquilla copper project in Panama. Under the agreement Teck Cominco and Inmet Mining will work closely together during this next crucial phase of project development. Inmet Mining owns a 48 percent interest in Minera Petaquilla S.A. (“MPSA”), the Panamanian company that holds the Petaquilla concession. Petaquilla Copper Ltd. currently owns a 52 percent interest in MPSA.

Under the existing MPSA shareholders’ agreement between Teck Cominco, Inmet Mining and Petaquilla Copper in connection with the Petaquilla project, Teck Cominco may acquire from Petaquilla Copper a 26 percent interest in MPSA by committing to participate in work plans and budgets and to fund up to 52 percent of development costs for the project through to commercial production. Teck Cominco would receive 52 percent of project cash flow until it has recouped its entire investment plus interest on amounts advanced on behalf of Petaquilla Copper. In lieu of receiving funding from Teck Cominco, Petaquilla Copper may elect, within 30 days of Teck Cominco’s commitment, to finance all or part of its 26 percent share of development costs.

Teck Cominco and Inmet Mining will make the commitments to proceed contemplated by the existing MPSA shareholders’ agreement. Inmet Mining and Teck Cominco have agreed that on an interim basis Inmet Mining will provide additional personnel to an affiliate of Teck Cominco that will act as operator of the project, and will fund project expenditures instead of Teck Cominco. Teck Cominco has been funding 100 percent of front end engineering and design costs to date. At the end of the interim period Teck Cominco may elect either to continue participating in the project and resume funding or to sell its interest.

Don Lindsay, President and Chief Executive Officer of Teck Cominco, said “We have a high regard for the enormous potential of the Petaquilla project. This arrangement with Inmet Mining allows the Petaquilla project to proceed expeditiously, while preserving Teck Cominco’s flexibility to progress other projects in our growth pipeline such as the Quebrada Blanca hypogene project, the Andacollo hypogene project, and several other growth projects in oil sands and gold.”

Richard Ross, Chairman and Chief Executive Officer of Inmet Mining, said “This agreement allows Inmet Mining to advance Petaquilla to the next level and gives us the opportunity to realize the full value of the project. Petaquilla is a world class project and an important element of our growth strategy.”

The specifics of the arrangement for Inmet Mining and Teck Cominco to work together on Petaquilla are as follows:

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Teck Cominco and Inmet Mining will make commitments to proceed with the Petaquilla project in accordance with the existing shareholders agreement on or before March 31, 2008 such that Teck Cominco will receive a 26 percent interest, and Inmet Mining will confirm its 48 percent interest, in MPSA.

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Teck Cominco will then transfer its 26 percent interest in MPSA into a new wholly-owned subsidiary and will engage Inmet Mining to provide management services to that subsidiary. Teck Cominco and its affiliates will assign to its new subsidiary all rights and obligations under the management services agreement with MPSA so that the subsidiary becomes the operator of the Petaquilla project. Inmet Mining will indemnify the new subsidiary and Teck Cominco in respect of any failure of the subsidiary to perform its obligations under the management services agreement with MPSA.

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Inmet Mining will commit to provide project funding on behalf of Teck Cominco for its 26 percent interest and to fund Petaquilla Copper’s 26 percent interest’ provided that if Petaquilla Copper elects to fund its own portion, then Inmet Mining will only fund Teck Cominco’s 26 percent interest. Inmet Mining will indemnify Teck Cominco against any failure by Inmet Mining to fund Petaquilla Copper’s share of development costs on behalf of Teck Cominco. Inmet Mining will receive a fee of US$3 million for providing the indemnity.

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At the earlier of September 30, 2009 or the date on which Inmet Mining has provided project funding of at least US$50 million, Teck Cominco must elect whether it will fund for its own account its share of development costs. Should Teck Cominco decide to so fund, it will reimburse Inmet Mining for any project funding provided by Inmet Mining on Teck Cominco’s behalf to that date plus interest. After Teck Cominco has elected to fund its share of development costs, Teck Cominco and Inmet Mining will jointly participate in the governance of the new Teck Cominco subsidiary as operator of the project and the indemnity provided by Inmet Mining in respect of that subsidiary would terminate.

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If on the election date described above Teck Cominco elects not to fund its share of development costs, then Inmet Mining would offer to purchase, and Teck Cominco would sell, Teck Cominco’s interest in MPSA, subject to the provisions of the MPSA shareholders agreement. The purchase price for Teck Cominco’s interest would be equal to the funding provided by Inmet Mining under the arrangement for development costs plus accrued interest plus the fee payable to Inmet Mining for providing the indemnity in respect of Teck Cominco’s final commitment. In such event Teck Cominco will reimburse Inmet Mining for any project funding provided by Inmet Mining on Teck Cominco’s behalf to that date plus interest.

Forward looking information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This press release contains forward-looking information. These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words. We believe the expectations reflected in such forward-looking statements are reasonable. However, actual events and results could be substantially different because of the risks and uncertainties associated with our respective business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

This press release is also available at www.inmetmining.com and www.teckcominco.com.

About Inmet – Inmet is a Canadian-based global mining company that produces copper, zinc and gold. We have interests in four mining operations in locations around the world: Çayeli, Pyhäsalmi, Troilus and Ok Tedi. We also have interests in two development properties, Las Cruces and Cerattepe, and one pre-development property, Petaquilla.

For further information, please contact:

Jochen Tilk

President and Chief Operating Officer

(416) 860-3972

About Teck Cominco – Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a significant producer of copper, zinc, metallurgical coal and specialty metals, and has interests in several oil sands development assets. Further information can be found at www.teckcominco.com.

For further information, please contact:

Doug Horswill,

Senior Vice President, Environment and Corporate Affairs

(604) 687-1117